SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of December, 2008
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑                   Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐                No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐                No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
Exhibit Index
EX-4

     On December 18, 2008, the Nomination and Compensation Committee (the “Committee”) of the Board of Directors of Telvent GIT, S.A. (the “Company”) and the Company’s Board of Directors approved an amendment to its 2007 Extraordinary Variable Compensation Plan (the “Plan”) for members of the senior management of the Company and its subsidiaries. Upon certain events, the amendment accelerated certain compensation which its participants are eligible to earn. In the event of a sale of 100% of the issued and outstanding ordinary shares (the “Shares”) of the Company whereby the Shares are sold at a price higher than the then-current market value of the Shares, subject to the approval the Board of Directors upon the recommendation of the Committee, all compensation that each participant is eligible to earn within the five-year period commencing on January 1, 2007 and ending on January 1, 2011 will be deemed to be earned and vested. In the event of any other sale of a controlling interest in the Company and irrespective of the price at which the Shares are sold, all compensation that each participant is eligible to earn with respect to all then-completed fiscal years automatically and without further action of the Committee will be deemed to be earned and vested on date that is six months following the closing of such sale.
     An English translation of the amended Plan provisions adopted by the Committee at a meeting held on December 18, 2008, is furnished hereto as Exhibit 4.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A.
(Registrant)

By:	/s/ Manuel Sánchez Name: Manuel Sánchez
Title: Chief Executive Officer
Date: December 23, 2008

Exhibit Index
The following exhibits has been furnished as part of this Form 6-K.

Exhibit	Description

4	English translation of the amendments to the Extraordinary Variable Compensation Plan adopted by the Nomination and Compensation Committee at a meeting held on December 18, 2008.